

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

April 1, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549





Re: Nintendo Co., Ltd.
File Number 82-2544

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iv), the following is an updated and revised list of the information that Nintendo Co., Ltd., a corporation incorporated under the laws of Japan (the "Company"), (i) is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) is required to file with any stock exchange and which has been made public by such exchange or (iii) distributes to its security holders. The updated list below also sets forth timing requirements and the source of the publication requirement.

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of General Meeting of Shareholders, including Balance Sheet, Statement of Income, Operating Report and Proposal for Appropriation of Retained Earnings and Business Report (*eigyo hokokusho*) in the case of Ordinary General Meeting of Shareholders	Notice must be dispatched at least two weeks prior to the meeting.	Article 232 of the Commercial Code of Japan

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Public Announcement	Generally without delay when available	The Commercial Code of Japan or The Securities and Exchange Law of Japan (the "Securities Law")
Securities Registration Statement and any amendment thereto or Shelf Registration Statement, any amendment thereto and Supplemental Documents thereto	Prior to the public offering or secondary distribution of securities	Article 4, 5, 7, 23-3(1), 23-4, 23-8(1) of the Securities Law
Annual Securities Report (including Audited Financial Statements) and any amendment thereto	Within three months after the end of fiscal year (on or prior to the last day of June)	Article 24(1), 24-2(1) of the Securities Law
Semi-Annual Securities Report (including Interim Financial Statements) and any amendment thereto	Within three months after the end of interim period (on or prior to the last day of December)	Article 24-5(1), (5) of the Securities Law
Extraordinary Report and any amendment thereto	Without delay after the occurrence of any of the events listed in a regulations under the Securities Law	Article 24-5(4), (5) of the Securities Law
Report as to Acquisition of its own Shares by the Company and any amendment thereto	By the 15th day of each following month, after the resolution of shareholders' meeting or board of directors' meeting is made, and until the month when the next shareholders' meeting for the fiscal term is over	Article 24-6(1), (3) of the Securities Law
Tender Offer Registration Statement and any amendment thereto Tender Offer Report for Acquisition of its own Shares and any amendment thereto	At the time of commencement of such tender offer and immediately after the end of the tender offer period	Article 27-3(2), 27-8, 27-22-2 of the Securities Law

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice or Announcement in Relation to Material Information as to the Company's Business etc., Which can Significantly Impact an Investor's Decision with respect to the Company (if any)	Promptly after the occurrence of the event giving rise to such issues	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Annual Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Brief Statement of Interim Financial Results and Forecast	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of First Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Overview of Third Quarter Financial Results for the Fiscal Year	Without delay when available	Rules on Timely Disclosure of Listed Securities in the Exchanges
Declaration Document for Timely Disclosure and the attachments thereto	Immediately (generally within two weeks) after the representative personnel changes or after five years have elapsed since the previous document is filed and the attachments may solely be replaced any time	Rules on Timely Disclosure of Listed Securities in the Exchanges
Confirmation Document regarding fairness of Annual Securities Report etc.	Without delay (generally within two weeks) after Annual Securities Report or Semi-Annual Securities Report is filed	Rules on Timely Disclosure of Listed Securities in the Exchanges
Annual Business Report to Shareholders	None	None

Name of Report or Announcement	Latest Publishing Date According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Semi-Annual Business Report to Shareholders (if any)	None	None
Notice of Resolutions of General Meeting of Shareholders	None	None
Notice of Interim Dividend decided by Board of Directors	None	None
Annual Report (if any)	None	None

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206) 359-3319.

Very truly yours,
NINTENDO CO., LTD.



Yoshihiro Mori